Exhibit (a)(1)(H)

INSTRUCTIONS TO ACCOUNT OPERATORS
Translation only for information purposes

TENDER OFFER BY ACORDA THERAPEUTICS, INC. FOR ALL SHARES, AMERICAN DEPOSITARY SHARES AND OTHER EQUITY INTERESTS IN BIOTIE THERAPIES CORP.

1.	General

Acorda Therapeutics, Inc. (the “Offeror”) is making a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares, American Depositary Shares (“ADSs”), stock options, share units and warrants in Biotie Therapies Corp. (“Biotie”) that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”).

Pohjola Bank plc acts as the Arranger of the Tender Offer.

2.	Important dates

The following timetable sets forth certain key dates relating to the Tender Offer, provided that the offer period has not been extended and the Offeror has accepted for payment the tendered Equity Interests in accordance with the terms and conditions of the Tender Offer:

•	Announcement of entry into the Combination Agreement	January 19, 2016
•	Tender Offer Document published (online and in print)	March 11, 2016
•	Offer period commences	March 11, 2016
•	Offer period ends*	April 8, 2016
•	Announcement of the preliminary result of the Tender Offer	April 11, 2016
•	Announcement of the final result of the Tender Offer	April 13, 2016
•	Sale and purchase of tendered equity interests	April 14, 2016
•	Payment in cash for tendered equity interests**	April 18, 2016

*	The Offeror reserves the right to extend the offer period. In such occasion the extension is published by press release.
**	Estimated date. Actual time of receipt for the payment will depend on the schedules of money transactions between financial institutions.

3.	Terms and conditions of the Tender Offer and the Offer Document

The Tender Offer Document, of which the FSA has approved on March 10, 2016 the Finnish language version but is not responsible for the accuracy of the information presented therein, sets forth the terms and conditions of the Tender Offer.

This Tender Offer Document will be available in Finnish from March 11, 2016 onwards at the branch offices of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Plc, at Nasdaq Helsinki, Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the offices of the Offeror at Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, NY, 10502 and on the internet at www.op.fi/merkinta, http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/sijoittajat and in English from March 11, 2016 onwards on the internet at http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/investors.

4.	Instructions for acceptance of Tender Offer

•	The holder of shares or other equity interests may accept the Tender Offer only in full.

•	Acceptances are made separately per each book-entry account

•	Separate acceptance forms for shares and for other equity instruments

•	All fields shall be completed

•	The Tender Offer cannot be accepted from any jurisdiction where prohibited by law or the terms of the Tender Offer

•	A transfer restriction in respect of the shares and equity instruments will be registered in the relevant book-entry account after acceptance has been submitted

•	Withdrawal of acceptance is possible in accordance with the terms and conditions of the Tender Offer

•	Please see the Tender Offer Document for further information

5.	Foreign shareholders and holders of other equity interests

Acceptance forms with instructions may be sent, and acceptances may be received from countries belonging to European Economic Area.

The Tender Offer Document and related materials, including the letter of transmittal and acceptance forms, will not and may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law by any means whatsoever including, without limitation, mail, facsimile transmission, e-mail or telephone. In particular, the Tender Offer is not being made, directly or indirectly, in or into, Canada, Japan, Australia, South Africa or Hong Kong or any other jurisdiction where prohibited by law. The Tender Offer cannot be accepted by any such use, means or instrumentality or from within Canada, Japan, Australia, South Africa or Hong Kong or any other jurisdiction where prohibited by law.

With respect to any other jurisdictions, please contact the Arranger in order to be able to distribute any materials or receive the acceptances.

Contact information:

Juho Hallenberg / Director ECM, Pohjola Bank plc, Capital Markets Financing / juho.hallenberg@pohjola.com / Tel. +358 50 545 6826 or +358 10 252 4064.